UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              IMRglobal Corp.
                              (Name of Issuer)

--------------------------------------------------------------------------------
                                Common Stock
                        (Title Class of Securities)

--------------------------------------------------------------------------------
                                45675E 10 8
                               (CUSIP Number)

                                 Paule Dore
            Executive vice-president and chief corporate officer
                               and secretary
                               CGI Group Inc.
                        1130 Sherbrooke Street West
                              Montreal, Quebec
                              Canada, H3A 2M8
                                    and
             Peter Golden, Esq.                      Christiane Jodoin, Esq.
  Fried, Frank, Harris, Shriver & Jacobson             McCarthy & Tetrault
             One New York Plaza                           Windsor Tower
          New York, New York 10004                          5th Floor
               (212) 859-8000                            1170 Peel Street
                                                         Montreal, Quebec
                                                          Canada H3B 4S8
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)
                             February 21, 2001
--------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box |_|.
--------------------------------------------------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 45675E 10 8                          Page 2 of 6 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    CGI Group Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Quebec, Canada

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       12,711,598

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,711,598

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.5%

14  TYPE OF REPORTING PERSON*

    CO

                                  SCHEDULE 13D

CUSIP No. 45675E 10 8                          Page 3 of 6 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    CGI Florida Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Quebec, Canada

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       12,711,598

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,711,598

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.5%

14  TYPE OF REPORTING PERSON*

    CO

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (the "Statement") relates to the shares of common stock (the "Shares") of IMRglobal Corp., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 100 South Missouri Avenue, Clearwater, Florida 33756.


ITEM 2. IDENTITY AND BACKGROUND

     This Statement is being filed by CGI Group Inc., a corporation incorporated under the laws of Quebec, Canada ("CGI"), and CGI Florida Corporation, a Florida corporation and a wholly owned subsidiary of CGI ("Sub").

     CGI is an information technology services firm. The address of its principal business and of its principal office is 1130 Sherbrooke Street West, Montreal, Quebec, Canada H3A 2M8. Sub was incorporated on February 16, 2001 and has not conducted any business other than in connection with its incorporation, the Agreements described in Item 4 and the transactions contemplated by those Agreements. The address of Sub's principal business and principal office is the same as CGI's. The name, business address and present principal occupation of each executive officer and director of CGI and Sub are set forth in Annex A hereto.

     Annex A also sets forth the name, business address and present principal occupation of each executive officer and director of each of 9065-4476 Quebec Inc. (a company controlled by Mr. Jean Brassard), 9058-0705 Quebec Inc. (a company controlled by Mr. Serge Godin), and 9061-9354 Quebec Inc. (a company controlled by Mr. Andre Imbeau), which may be deemed to control CGI. Each of 9065-4476 Quebec Inc., 9058-0705 Quebec Inc., and 9061-9354 Quebec Inc. is a corporation incorporated under the laws of Quebec, Canada, and whose business is primarily related to holding shares of CGI capital stock. The principal address of each of 9065-4476 Quebec Inc., 9058-0705 Quebec Inc., and 9061-9354 Quebec Inc. is 1130 Sherbrooke Street West, Montreal, Quebec, Canada H3A 2M8.

     Annex A also sets forth information regarding Jean Brassard, Andre Imbeau, and Serge Godin who are individual shareholders of CGI, who may be deemed to control CGI.

     During the last five years, none of CGI, Sub nor, to the best of CGI's or Sub's knowledge, any person named in Annex A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No funds were required in connection with the Voting Agreement described in Item 4.


ITEM 4. PURPOSE OF TRANSACTION

     On February 21, 2001, CGI and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides, among other things, that, subject to certain conditions, a wholly-owned subsidiary of CGI will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will become a wholly owned subsidiary of CGI.

     Also on February 21, 2001, CGI and Sub entered into a Voting Agreement (the "Voting Agreement") with Mr. Satish Sanan, Chairman and Chief Executive Officer of the Company, and A&S Family Limited Partnership, which Mr. Sanan controls, (the "Shareholders") pursuant to which, among other things, the Shareholders agreed to vote the 12,086,598 Shares they currently own of record, as well as any shares they may hereafter acquire, in favor of the Merger Agreement and the transactions contemplated thereby at the meeting of the shareholders of the Company to be called in connection with the Merger Agreement. As a result of the Voting Agreement, CGI may be deemed to share voting power over the Shares beneficially owned by the Shareholders.

     The purpose of the Voting Agreement is to facilitate and increase the likelihood that the Merger will be consummated.

     In the Merger, each share of common stock of the Company will be converted into 1.5974 Class A Subordinate Shares of CGI and each option to acquire a share of common stock of the Company will be converted into an option to acquire 1.5974 CGI Class A Subordinate Shares.

     Except as set forth above, neither CGI, Sub nor, to the best of CGI's or Sub's knowledge, any of the persons listed in Annex A hereto have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

     The foregoing summaries of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to such agreements, copies of which are attached as exhibits hereto and incorporated herein by reference.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of the Voting Agreement, CGI and Sub may be deemed to beneficially own the 12,086,598 Shares currently owned of record by the Shareholders. Such Shares represent approximately 27.5% of the outstanding Shares (based upon the 43,963,742 Shares reported by the Company to be issued and outstanding as of February 14, 2001 in the Merger Agreement). In addition, Mr. Sanan also holds employee stock options which, subject to their terms and conditions, entitle him to purchase an aggregate of 625,000 Shares from the Company. The provisions of the Voting Agreement are applicable to any Shares issuable upon exercise of these options. Consequently, CGI and Sub may be deemed to share voting power over, and have beneficial ownership of, these 625,000 Shares. Including the Shares subject to Mr. Sanan's employee stock options, CGI and Sub may be deemed to beneficially own an aggregate of 12,711,598 Shares, which would represent approximately 28.5% of the outstanding Shares (based on the Company's representation in the Merger Agreement), as calculated as if such 625,000 Shares were outstanding in accordance with Rule 13d-3. To the best of CGI's and Sub's knowledge, none of the persons listed in Annex A hereto beneficially owns any Shares.

     (b) CGI may be deemed to share voting power with respect to the 12,711,598 Shares subject to the Voting Agreement.

     (c) Except as described above, none of CGI, Sub nor, to the best of CGI's and Sub's knowledge, any of the persons listed in Annex A hereto has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e). Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described in Item 4, none of CGI, Sub nor, to the best of CGI's and Sub's knowledge, any of the persons named in Annex A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1    Joint Filing Agreement

         Exhibit 2    Voting Agreement

         Exhibit 3    Agreement and Plan of Merger

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 2, 2001


                           CGI GROUP INC.


                           By: /s/ Serge Godin
                               -----------------------------------------
                               Name:  Serge Godin
                               Title: Chairman, president and
                                      chief executive officer


                           CGI FLORIDA CORPORATION


                           By: /s/ Andre Imbeau
                               -----------------------------------------
                               Name:  Andre Imbeau
                               Title: Executive vice-president, and chief
                                      financial officer

                                                                  Annex A

               DIRECTORS AND EXECUTIVE OFFICERS OF CGI GROUP INC.

     The names of the directors and executive officers of CGI are set forth below. Unless otherwise indicated, each individual is a citizen of Canada. Unless otherwise indicated the principal business address of each person is that of CGI.

EXECUTIVE OFFICERS

NAME AND PLACE OF RESIDENCE            PRINCIPAL OCCUPATION
Serge Godin                            Chairman, president and
Westmount, Quebec                      chief executive officer

Francois Chasse                        Executive vice-president and
Oakville, Ontario                      general manager, U.S. and M&A

Paule Dore                             Secretary and executive vice-president
Outremont, Quebec                      and chief corporate officer

Andre Imbeau                           Treasurer and executive vice-president,
Beloeil, Quebec                        and chief financial officer

Andre Nadeau                           Executive vice-president and
Town of Mount-Royal, Quebec            chief strategy officer

Luc Pinard                             Executive vice-president
St-Lambert, Quebec                     and general manager, International

Michael E. Roach                       Executive vice-president and
Ajax, Ontario                          general manager, Canada

Daniel Rocheleau                       Executive vice-president and
Longueuil, Quebec                      chief business engineering officer

DIRECTORS

NAME AND PLACE OF        PRINCIPAL OCCUPATION        BUSINESS ADDRESS
RESIDENCE                Executive vice-president    Bombardier Inc.
Yvan Allaire             Bombardier Inc., and        800 Rene-Levesque Blvd.
Westmount, Quebec        Chairman, Bombardier        Montreal, Quebec H3B 1Y8
                         Capital

William D. Anderson      President                   BCE Ventures, Inc.
Westmount, Quebec        BCE Ventures Inc.           1000 de la Gauchetiere West
                                                     Suite 3700
                                                     Montreal, Quebec H3B 4Y7

Claude Boivin            Director of companies       3534 du Musee,
Montreal, Quebec                                     Montreal, Quebec H3G 2C7

Jean Brassard            Vice-chairman               9081 Richmond
Brossard, Quebec         CGI Group Inc.,             Brossard, Quebec J4X 2SI
                         and director of companies

Claude Chamberland       President                   1188 Sherbrooke St. West
St-Lambert, Quebec       Alcan International Ltd.    Montreal, Quebec H3A 3G2

Paule Dore               Executive vice-president
Outremont, Quebec        and chief corporate officer
                         and secretary
                         CGI Group Inc.

Serge Godin              Chairman, president
Westmount, Quebec        and chief executive officer
                         CGI Group Inc.

Andre Imbeau             Executive vice-president
Beloeil, Quebec          and chief financial officer
                         and treasurer
                         CGI Group Inc.

David L. Johnston, C.C.  President and vice-         200 University Avenue West
Waterloo, Ontario        chancellor                  Waterloo, Ontario  N2L 3G1
                         University of Waterloo

Thomas E. Kierans, O.C.  Chairman and chief          Clarkson Centre for
Toronto, Ontario         executive officer           Business Ethics
                         The Canadian Institute for  100 Richmond Street East,
                         Advanced Research           Suite 331
                                                     Toronto, Ontario

Eileen A. Mercier        President                   Finvoy Management Inc.
Toronto, Ontario         Finvoy Management Inc.      77 Strathallan Blvd.
                                                     Toronto, Ontario  MSN 1S8

Jean C. Monty            Chairman and chief          1000 de la Gauchetiere West
Montreal, Quebec         executive officer           Montreal, Quebec H3B 4Y7
                         BCE Inc.

Charles Sirois           Chairman and chief          Telesysteme Ltee
Westmount, Quebec        executive officer           1000 de la Gauchetiere West
                         Telesysteme Ltee.           24th Floor
                                                     Montreal, Quebec H3B 4Y7

                               EXECUTIVE OFFICERS
                           OF CGI FLORIDA CORPORATION

EXECUTIVE OFFICERS

NAME                                 OFFICE
Serge Godin                          President and chief executive officer

Andre Imbeau                         Executive vice-president and
                                     chief financial officer

Francois Chasse                      Executive vice-president
                                     mergers and acqusitions and
                                     general manager, U.S.

Paule Dore                           Executive vice-president,
                                     chief corporate officer and secretary

DIRECTOR

NAME
Andre Imbeau

     Additional information with respect to each of the directors and executive officers of CGI Florida Corporation is included in the information regarding the directors and executive officers of CGI Group Inc.

                     INFORMATION ON INDIVIDUAL SHAREHOLDERS

     The names of the individual  shareholders  of CGI who may be deemed to
control  CGI  are  set  forth  below.  Unless  otherwise  indicated,   each
individual is a citizen of Canada.

NAME               ADDRESS                      PRINCIPAL OCCUPATION
Jean Brassard      9081 Richmond                Vice-chairman
                   Brossard, Quebec J4X 2SI     CGI Group Inc.,
                                                and director of companies

Serge Godin        1130 Sherbrooke St. West     Chairman, president
                   Montreal, Quebec H3A 2M8     and chief executive officer
                                                CGI Group Inc.

Andre Imbeau       1130 Sherbrooke St. West     Treasurer, executive vice-
                   Montreal, Quebec H3A 2M8     president and chief financial
                                                officer
                                                CGI Group Inc.

     Additional   information  with  respect  to  each  of  the  individual
shareholders of CGI listed above is included in the information regarding the directors and executive officers of CGI Group Inc.


                DIRECTORS AND OFFICERS OF 9065-4476 QUEBEC INC.,
                9058-0705 QUEBEC INC., AND 9061-9354 QUEBEC INC.

     The names of the directors and executive officers of 9065-4476 Quebec Inc., 9058-0705 Quebec Inc., and 9061-9354 Quebec Inc. are set forth below. Unless otherwise indicated, each individual is a citizen of Canada.

SOLE DIRECTOR AND OFFICER    OFFICE                     ADDRESS
9065-4476 QUEBEC INC.

Jean Brassard                President and secretary    9081 Richmond
                                                        Brossard, Quebec J4X 2SI

SOLE DIRECTOR AND OFFICER    OFFICE                     ADDRESS
9058-0705 QUEBEC INC.

Serge Godin                  President and secretary    1130 Sherbrooke St. West
                                                        Montreal, Quebec H3A 2M8

SOLE DIRECTOR AND OFFICER    OFFICE                     ADDRESS
9061-9354 QUEBEC INC.

Andre Imbeau                 President and secretary    1130 Sherbrooke St. West
                                                        Montreal, Quebec H3A 2M8

     Additional information with respect to each of the directors and executive officers of 9065-4476 Quebec Inc., 9058-0705 Quebec Inc., and
9061-9354 Quebec Inc. is included in the information regarding the directors and executive officers of CGI Group Inc.